Exhibit (a)(1)(F)

                                [LOGO OF BLUEFLY]

[DATE]

[Grantee Name]
[Grantee Address]

Dear [Grantee]:

Pursuant to the Bluefly, Inc. 2005 Stock Incentive Plan (the "Plan"), the Plan's administrative committee (the "Committee") hereby grants to you the right to receive ________ shares of Common Stock, par value $.01 (the "Deferred Shares" or the "Award") on [Date], subject to the conditions described in this letter.

The Deferred Shares are not actual shares of Common Stock, but a promise to deliver actual shares in the future and are credited to an unfunded bookkeeping account maintained by the Company. The Deferred Shares are subject to the applicable terms and conditions of the Plan, which are incorporated herein by reference, and in the event of any contradiction, distinction or differences between this letter and the terms of the Plan, the terms of the Plan will control. Unless otherwise indicated, all capitalized terms used herein have the meanings set forth herein or in the Plan, as applicable.

Subject to your continued employment with the Company or its Subsidiaries, [one-eighth (1/8)] or [one-twelfth (1/12)] of your Award will vest on each of the [eight (8) or twelve (12)] quarterly periods commencing on ________, 2007. Any vested portion of your Award will be paid on the applicable "Payment Date," as defined below.

If the Company is acquired by another company (a "Successor Company"), the vesting and delivery of the unvested portion of your Deferred Shares will depend on whether the Successor Company assumes the obligations under this Agreement. If the Successor Company does not assume the obligations under this Agreement, you will forfeit the unvested portion of your Awards with no further compensation do to you. If the Successor Company assumes the obligations under this Agreement, you will continue to vest in your Award as provided above; however, the consideration underlying your Award may be appropriately altered
(in the Committee's sole discretion) to reflect any consideration the stockholders of the Company receive in the acquisition (including without limitation, converting your Award into a right upon vesting and delivery to receive the cash you would have received had you been a Company stockholder at the time of the acquisition).

Any dividends paid on the stock underlying the Deferred Shares, whether in stock or in cash, shall be credited to additional Deferred Shares, which will be subject to the same vesting, payment and other conditions as are the Deferred Shares to which such dividends relate.

Unless otherwise determined by the Committee, upon your termination of employment with the Company and its Subsidiaries for any reason, the portion of your Award that is still unvested as of the date of such termination shall be forfeited immediately with no further compensation due to you.

Payment of any vested portion of your Award will be made on the first to occur of the following: (a) __________, 20__; (b) the date of your death; or (c) the date on which you are disabled (as such term is defined in Section 409A(a)(2)(C) of the Code); (as applicable, the "Payment Date"). The payment of the Award on the applicable Payment Date will be made in certificates for the shares of Common Stock underlying your Award.

On the Payment Date, you must make appropriate arrangements with the Company concerning withholding of any taxes that may be due with respect to your receipt of the Deferred Shares. You may be permitted to use a portion of the Deferred Shares to satisfy your tax withholding obligation as more fully described in the Offer to Purchase, dated January __, 2007. As promptly thereafter as possible, the Company will issue certificates for the shares of Common Stock.

Except as set forth above, you will have no shareholder rights with respect to the Deferred shares until the applicable Payment Date. The Company may impose any conditions on the Deferred Shares as it deems necessary or advisable to ensure that all rights granted under the Plan satisfy the requirements of applicable securities laws. The Company shall not be obligated to issue or deliver any shares if such action violates any provision of any law or regulation of any governmental authority or national securities exchange.

The Committee may amend the terms of this Award to the extent it deems appropriate to carry out the terms of the Plan. The construction and interpretation of any provision of this Award or the Plan shall be final and conclusive when made by the Committee.

Nothing in this letter shall confer on you the right to continue in the employment of the Company or its Subsidiaries or interfere in any way with the right of the Company or its Subsidiaries to terminate your employment at any time.

You should sign and return a copy of this letter to Kara Jenny. Your acknowledgement must be returned within ninety (90) days, otherwise, the Award will lapse and become null and void.

Very truly yours,

BLUEFLY, INC.


By:
    -----------------------------------


ACKNOWLEDGED AND ACCEPTED


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Dated:
      ---------------------------------

Enclosure  (Copy of Plan)

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